UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

O-I GLASS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9576	22-2781933
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	file number)	Identification No.)

One Michael Owens Way, Perrysburg, Ohio		43551
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (567) 336-5000

Darrow A. Abrahams                  (567) 336-5000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report for O-I Glass, Inc. (the “Company”) is provided as Exhibit 1.01 hereto and is publicly available at www.o-i.com.

The term “Company,” as used herein and unless otherwise stated or indicated by context, refers to Owens-Illinois, Inc. and its affiliates (“O-I”) prior to the Corporate Modernization (as defined below) and to O-I Glass, Inc. and its affiliates (“O-I Glass”) after the Corporate Modernization.

On December 26 and 27, 2019, the Company implemented the Corporate Modernization pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 26, 2019, among O-I, O-I Glass and Paddock Enterprises, LLC (“Paddock”).

The Corporate Modernization involved a series of transactions (together with certain related transactions, the “Corporate Modernization”) pursuant to which (1) O-I formed a new holding company, O-I Glass, as a direct wholly owned subsidiary of O-I and a sister company to Owens-Illinois Group, Inc. (“O-I Group”), (2) O-I Glass formed a new Delaware limited liability company, Paddock, as a direct wholly owned subsidiary of O-I Glass, (3) O-I merged with and into Paddock, with Paddock continuing as the surviving entity and as a direct wholly owned subsidiary of O-I Glass (the “Merger”) and (4) Paddock distributed 100% of the capital stock of O-I Group to O-I Glass, as a result of which O-I Group is a direct, wholly owned subsidiary of O-I Glass and sister company to Paddock.

Item 1.02 Exhibit

See Item 3.01 below.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 -- Exhibits

Item 3.01 Exhibits

Exhibit 1.01 -- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

O-I GLASS, INC.

Date:	May 29, 2025		/s/ Darrow A. Abrahams
		By:	Darrow A. Abrahams
Senior Vice President, General Counsel and Corporate Secretary